Free Writing Prospectus

VanEck Merk Gold Trust

OUNZ Vault Visit Email

0001546652

Pursuant to 433/164

333-180868

Axel,

earlier this month, Merk President & CIO Axel Merk traveled to London to inspect the gold holdings of the VanEck Merk Gold Trust (NYSE:OUNZ ); please click on the image to view his report:

MERK INVESTMENTS LLC

555 Bryant St #455 · Palo Alto, CA 94301

VanEck Merk Gold Trust

2 Hanson Place

Brooklyn, NY 11217

September 16, 2016

RE: COUNT OF GOLD BULLION

To whom it may concern:

As the President of the Sponsor of the VanEck Merk Gold Trust (NYSE: OUNZ, “Trust”), I am authorized to visit the premises of the Trust’s custodian for the purpose of examining the Trust’s gold.

On Friday, September 16, 2016, I conducted an on-site inspection of the Trust’s gold at the London vault of JPMorgan Chase Bank, N.A. (“Custodian”). My inspection included a complete count of the gold bars held in the Trust allocated account.

At the time of my inspection, 302 Gold Bars were held by the Custodian on behalf of the Trust on an allocated basis.

In total, according to the records of the Custodian, 121,837.689 fine troy ounces of Gold were held on an allocated basis. The Gold Bars weighed between 377.261 and 423.915 fine ounces of Gold with a purity between 99.55% and 99.99%. These records are consistent with those of Bank of New York Mellon (the “Trustee”) and my inspection.

No anomalies were identified during my inspection.

Merk Investments LLC

Axel Merk

For a definition of the capitalized terms, please also see the Trust’s prospectus at merkgold.com/prospectus.

Separately, we periodically instruct both scheduled and surprise third party physical gold audits; you can review these, as well as financial reports here.

If you like to discuss why we believe that OUNZ, the Gold ETF that Delivers, may be the better way to own gold, please contact us.

Best wishes,

The Merk Team

Merk Investments LLC + Manager of the Merk Funds

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This material must be preceded or accompanied by a prospectus. Before investing, you should carefully consider the Trust's investment objectives, risks, charges and expenses. This and other information is in the prospectus, a copy of which may be obtained by visiting www.merkgold.com/prospectus or calling 855-MRK OUNZ. Please read the prospectus carefully before you invest.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value (“NAV”). Brokerage commissions will reduce returns.

The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between the submission of the request and delivery. Delivery may take a considerable amount of time depending on your location.

Commodities and commodity-index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares relates directly to the value of the gold held by the Trust (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor’s ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in the Trust. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

The sponsor of the Trust is Merk Investments LLC (the “Sponsor”). VanEck and Foreside Fund Services, LLC, provide marketing services to the Trust.